Exhibit (e)(5)

2015 PERFORMANCE SHARES LIQUIDITY AGREEMENT

BETWEEN:

•	Nokia Corporation, a corporation incorporated under the laws of Finland, with a share capital of EUR 245,896,461.96, which registered office is located Karaportti 3, 02610 Espoo, Finland, registered with the Trade Register of the Finnish Patents and Registration Office under number 0112038-9, duly represented for the purposes hereof (“Nokia”)

on the first part,

•	Alcatel-Lucent, a société anonyme incorporated under the laws of France, with a share capital of EUR 141,210,168.20, which registered office is located 148/152, Route de la Reine – 92100 – Boulogne-Billancourt, France, registered with the Nanterre company registry under number 542.019.096, represented for the purposes hereof by Philippe Camus, duly authorized, (the “Company”)

on the second part,

AND

•	The beneficiary having complied with the Acceptance Process (the “Beneficiary”, and together with Nokia and the Company, the “Parties”),

on the third part,

RECITALS:

In connection with the Public Exchange Offers, Nokia has undertaken under certain conditions to propose a mechanism that would ensure the liquidity of certain Performance Shares if the liquidity of the Company Shares is significantly reduced as a result of the completion of the Public Exchange Offers (as further described below). The terms and conditions of this liquidity mechanism are set forth in this agreement.

THEREFORE, IT HAS BEEN AGREED AS FOLLOWS:

1.	Acceptance of the 2015 Performance Shares Liquidity Agreement

The terms and conditions of this liquidity agreement (the “2015 Performance Shares Liquidity Agreement”) shall be applicable to and binding on the Beneficiary, Nokia and the Company, provided that (i) the Beneficiary validly accepts the Notification Letter, (ii) Nokia reaches the Success Threshold following the Initial Offering Period and (iii) the resolutions required to implement the Public Exchange Offers are approved by Nokia’s shareholders.

2.	Definitions

The definitions of the terms contained in this 2015 Performance Shares Liquidity Agreement are set forth in Appendix 1 to this 2015 Performance Shares Liquidity Agreement.

3.	Scope of the 2015 Performance Shares Liquidity Agreement

This 2015 Performance Shares Liquidity Agreement is applicable to the Performance Shares granted to the Beneficiary pursuant to any of the plans listed in Appendix 2.

4.	Reduced Liquidity of Company Shares

A reduced liquidity (a “Reduced Liquidity”) of the Company Shares held by the Beneficiary shall occur if at least one of these conditions applies:

•	The Company Shares are no longer listed on a regulated stock market within the meaning of article L. 421-1 of the French monetary and financial code (Code monétaire et financier);

•	Nokia directly or indirectly holds at least 85% of the Company Shares; or

•	the average daily volume of the Company Shares traded on Euronext Paris calculated on the last consecutive twenty (20) trading days preceding the relevant date falls below five million (5,000,000) Company Shares.

The Company shall notify to the Beneficiary and Nokia by email within 5 business days following the expiry day of the applicable Vesting Period (the “Notification Period”), the occurrence of any Reduced Liquidity of the Company Shares (the “Reduced Liquidity Notification”). The Reduced Liquidity Notification shall include an example of an Exchange Ratio calculation determined based on the assumption that the Performance Shares Exchange occurred on the business day preceding the date of the Reduced Liquidity Notification, and shall detail the adjustments, if any, to be applied to the Exchange Ratio pursuant to this 2015 Performance Shares Liquidity Agreement. Unless a claim is made in accordance with the provisions of Article 7, the Exchange Ratio calculation and the adjustments (if any) as notified shall be final and binding except if an updated Reduced Liquidity Notification is made before the Performance Shares Exchange Date, in accordance with Article 6.2 of this Performance Shares Liquidity Agreement and the Appendix 3 hereto, in which case such updated Reduced Liquidity Notification will replace and supersede the previous Reduced Liquidity Notification.

5.	Performance Shares Exchange

The Beneficiary’s Performance Shares that are within the scope of Article 3 above will be automatically exchanged by Nokia for Nokia Shares (the “Performance Shares Exchange”) on the fifth (5th) business day following the Reduced Liquidity Notification, if any.

The Exchange Ratio of the Performance Shares transferred by the Beneficiary to Nokia pursuant to the Performance Shares Exchange shall be determined by Nokia in accordance with the provisions of Article 6 below. In the event the application of the Exchange Ratio would entitle the Beneficiary to receive Nokia fractional rights, he/she would receive in cash (in EUR, rounded up to the closest cent; 0.5 cent shall be rounded up to 1 cent), as an indemnity for those fractional rights, the relevant fraction of the Nokia Share price as of the Performance Shares Exchange Date.

Alternatively to the Performance Shares Exchange, Nokia may choose to implement a payment in cash in respect of the Performance Shares, in its sole discretion (the “Cash Exchange”). The Cash Exchange would be applicable under the same conditions and requirements as the Performance Shares except that the consideration for the exchange would not be Nokia Shares but a cash consideration equal to the value of the Nokia Shares the Beneficiary would have been entitled to receive by exchanging his/her Performance Shares for Nokia Shares according to the Exchange Ratio. Such Nokia Shares value shall be based on the market value of a Nokia Share on the NASDAQ OMX Helsinki Ltd. at the closing of the last trading day preceding the Cash Exchange.

The Company and Nokia will have the option to proceed to the payments relating to the Cash Exchange and to the fractional rights indemnification through the Beneficiary’s next payroll (where relevant and to the extent legally permitted) and in any case, as soon as administratively practicable, notwithstanding the 5-day period allocated for the completion of the Performance Shares Exchange.

6.	Exchange Ratio

6.1	Exchange Ratio without adjustment

Nokia shall deliver, for the Company Shares exchanged under Article 5 above, a number of new and/or existing (at Nokia’s sole discretion) Nokia Shares calculated as follows and then rounded down to the next inferior whole number of Nokia Shares:

NNS    =    Exchange Ratio    x    NCS

Where:	“NNS” means the total number of Nokia Shares (rounded down to the next inferior whole number) to be delivered to the Beneficiary in exchange for his/her Company Shares;

“Exchange Ratio” means the number of Nokia Shares to be delivered for one Company Share in accordance with the terms of the Public Exchange Offers, i.e. 0.55; and

“NCS” means the number of Company Shares to be exchanged under this 2015 Performance Shares Liquidity Agreement.

Theoretical example of calculation of the number of Nokia Shares to be received in exchange of Company Shares pursuant to this 2015 Performance Shares Liquidity Agreement

Assumption: Transfer of 200 Company Shares by the Beneficiary in January 2017 without any adjustment.

NNS = 0.55 x 200

NNS = 110

6.2	Adjusted Exchange Ratio

Upon certain financial transactions carried out by Nokia or the Company affecting the value of their shares, the Exchange Ratio will be adjusted as described in Appendix 3.

For the avoidance of doubt, no adjustment will be made to the Exchange Ratio in the event of issuance of new shares by the Company or Nokia in relation to or as a result of the acceleration mechanisms mentioned herein, the grant of Company Shares in replacement of the 2014 stock options plans, the grant of Company performance shares in 2015 or the performance of this 2015 Performance Shares Liquidity Agreement.

7.	Claims

Any claim of the Beneficiary with respect to the Exchange Ratio shall be delivered by registered letter (with acknowledgement of the receipt) from the Beneficiary to Nokia, with a copy addressed to the Company, within five (5) business days as from the date the Company sent the Reduced Liquidity Notification to the Beneficiary in accordance with Article 4. The reasons for any claim shall be detailed precisely in such claim.

Nokia and the Beneficiary shall agree on an Exchange Ratio within five (5) business days as from the receipt by Nokia of the Beneficiary’s notification letter. If, after such period, Nokia and the Beneficiary have not been able to reach an agreement, the procedure provided for in Article 8 below shall apply.

8.	Third-Party Arbitrator

In case Nokia and the Beneficiary disagree on the Exchange Ratio, any person jointly selected by the Parties within ten (10) business days following the delivery of a claim made in accordance with Article 7 or, failing to do so within such timeframe, any other person appointed by the president of the Paris Tribunal de Grande Instance on the application of the most diligent Party, acting as third-party arbitrator within the meaning of article 1592 of the French Civil Code (the “Third-Party Arbitrator”) shall determine the Exchange Ratio, within twenty (20) business days as from the date it receives a registered letter with acknowledgment of receipt pursuant to which it has been appointed jointly by Nokia and the Beneficiary or by the president of the Paris Tribunal de Grande Instance.

In case this request is sent by the Beneficiary, the Beneficiary undertakes to send on the same day a copy of such letter to Nokia and the Company.

For the purpose of the performance of the Third-Party Arbitrator’s assignment, the Company, Nokia and the Beneficiary undertake to provide it with any relevant information relating to the adjustment provided for in Article 6.2 of this 2015 Performance Shares Liquidity Agreement, that would be necessary for the Third Party Arbitrator to undertake its mission.

The Third-Party Arbitrator may request any such relevant and necessary information from the Company, Nokia and the Beneficiary.

Nokia, the Company and the Beneficiary shall be informed of the Third-Party Arbitrator’s conclusions as promptly as possible after completion of Third-Party Arbitrator’s assignment and no later than on the last day of the above-mentioned 20 business day period.

In the event the Third-Party Arbitrator fails to determine the Exchange Ratio within twenty (20) business days following the notification of its appointment, another Third-Party Arbitrator shall be appointed in the conditions set forth in this Article 8 to determine the Exchange Ratio within twenty (20) business days following the notification of its appointment and the previously appointed Third-Party Arbitrator shall be automatically revoked upon the appointment of the new Third-Party Arbitrator, and so on until a Third-Party Arbitrator effectively determines the Exchange Ratio.

Except in case of a manifest error (erreur manifeste), as interpreted by French courts, the Third-Party Arbitrator’s conclusions shall be final and binding, and therefore non-appealable, upon Nokia, the Company and the Beneficiary.

Any fees, charges and disbursements incurred for the purpose of the completion of the Third-Party Arbitrator’s assignment shall be borne by Nokia if the Third-Party Arbitrator gives right to the Beneficiary’s claim in full, and otherwise by the Beneficiary.

9.	Beneficiary’s undertakings

By complying with the Acceptance Process, the Beneficiary cumulatively undertakes vis-a-vis Nokia and the Company (except as provided for otherwise in writing by Nokia):

•	not to sell, transfer, convey, alienate, mortgage, pledge or encumber his/her Performance Shares or to dispose of them other than in accordance with this 2015 Performance Shares Liquidity Agreement, or to Nokia, until the end of the Notification Period or, if a Reduced Liquidity Notification is made to the Beneficiary during such Notification Period, until the Exchange Date;

•	to hold in pure registered form his/her Performance Shares until the end of the Notification Period or, if a Reduced Liquidity Notification is made to the Beneficiary during such Notification Period, until the Exchange Date;

•	not to revoke the power of attorney referred to in Article 15 below; and

•	not to sell or otherwise transfer his/her Performance Shares if and for so long as he/she holds insider information regarding Nokia and/ or the Company.

10.	Exchange of the Company Shares pursuant to the Performance Shares Agreement

Any Company Share to be delivered by the Beneficiary shall be transferred to Nokia or to any third party designated by Nokia with full ownership including all of the rights pertaining thereto as of the effective date of transfer, free from any privilege, rights, charges, restrictions and any third party rights of any nature whatsoever.

11.	Notifications

Except as otherwise provided in this 2015 Performance Shares Liquidity Agreement, any correspondence to be addressed to the Beneficiary in relation to the Performance Shares Agreement shall be sent by email to the email address provided by the Company to Nokia. The Beneficiary hereby consents to all disclosure and sharing of personal information relating to such Beneficiary if they are necessary or advisable for the performance of this 2015 Performance Shares Liquidity Agreement (including, without limitation, his/her name and email address). The Beneficiary will be entitled to exercise his or her rights pursuant to applicable data privacy laws and regulations, including French Law n° 78-17 of January 6, 1978.

Except as otherwise provided in this 2015 Performance Shares Liquidity Agreement, any correspondence to be addressed to Nokia or to the Company in relation to the 2015 Performance Shares Liquidity Agreement shall be sent by registered letter with acknowledgment of receipt at the following address:

Nokia Corporation

Human Resources Department

Head of Compensation

Karaportti 3, P.O. Box 226

FI-00045 Nokia Group

Finland

Alcatel-Lucent

Direction des Ressources Humaines

148/152, Route de la Reine

92100 Boulogne-Billancourt

France

12.	Successors

Neither Party may transfer or assign the benefit of all or any of its rights or obligations under the 2015 Performance Shares Liquidity Agreement, directly or indirectly and in any manner whatsoever, except (i) in the case of the Beneficiary, as a result of the death of the Beneficiary, in which case the Company and Nokia shall be promptly advised thereof and provided that the Beneficiary’s successor shall be bound by the terms of this 2015 Performance Shares Liquidity Agreement, to the extent not expressly prohibited under applicable law, and (ii) in the case of Nokia, to an affiliate or to a financial institution appointed by Nokia or any of its affiliates.

13.	Term of the 2015 Performance Shares Liquidity Agreement

This 2015 Performance Shares Liquidity Agreement shall be effective as of the date of its execution by all Parties (and in the case of the Beneficiary, as of the date he/she has completed the Acceptance Process as set out in Article 18) and shall be valid for a period of ten (10) years from that date, without prejudice to the duration of the relevant Performance Shares plans as described in such plans rules.

In the event that all of the Performance Shares held by the Beneficiary are exchanged by the Beneficiary in compliance with this 2015 Performance Shares Liquidity Agreement, and that such Beneficiary no longer holds any Performance Shares, the reciprocal undertakings of the Parties with regard to the said transferred Company Shares would expire.

14.	Governing law and competent jurisdiction

This 2015 Performance Shares Liquidity Agreement is governed by the laws of France, without regard to principles of conflicts of law. All disputes arising out of or in connection with this 2015 Performance Shares Liquidity Agreement shall be submitted to the competent courts located within the jurisdiction of the Versailles Court of Appeals.

15.	Power of attorney

The power of attorney granted hereby by the Beneficiary to the Company in relation with the 2015 Performance Shares Liquidity Agreement aims at ensuring the proper completion of the obligations of the Beneficiary and is irrevocable. This power of attorney is deemed to be a power of attorney entered into in the interest of all the Parties (mandat d’intérêt commun).

The Beneficiary irrevocably and unconditionally grants a power of attorney to the Company for the purpose of, in the name and on behalf of the Beneficiary, sending or receiving any notification, signing or receiving any form and carrying out any required formality for the completion of the Exchanges set out in the 2015 Performance Shares Liquidity Agreement and, in general, making any statement, delivering any certificate, signing any agreement, deed, or other document and generally taking, in the name and on behalf of the Beneficiary, any action required for the completion of the Exchanges set out in the 2015 Performance Shares Liquidity Agreement, in compliance with the choices made or deemed made by the Beneficiary upon acceptance of the Notification Letter.

The Beneficiary also undertakes to approve any action taken by the Company pursuant to the said powers of attorney in compliance with the choices he/she has made, subject to the above limitations.

The Beneficiary grants a power of attorney to the Company to instruct the Administrator to, and the Company hereby undertakes to instruct the Administrator to, carry out the Performance Shares Exchange or, as the case may be, the Cash Exchange, as well as any formality required for the completion of the Exchanges, except if a claim has been delivered in accordance with Article 7, in which case the Performance Shares Exchange Date or the Cash Exchange Date shall occur five (5) business days as from the date on which the Beneficiary and Nokia will have reached an agreement on the Exchange Ratio or, as the case may be, the date on which the Third-Party Arbitrator will have rendered his conclusions.

16.	Third parties

Subject to the provisions of Articles 12 and 15, no third party to this 2015 Performance Shares Liquidity Agreement shall have any rights or obligations on the basis of, or shall rely on the terms and conditions of, this 2015 Performance Shares Liquidity Agreement.

17.	Costs

Except as otherwise provided herein, each Party shall pay all the costs and expenses (including, but not limited to, financial advisory, accounting, legal and other professional or consulting fees and expenses) incurred by that Party or owed by it under applicable law, in connection with this 2015 Performance Shares Liquidity Agreement.

In particular, the Beneficiary would be subject to a Finnish transfer tax of 1.6% of the value of the Nokia treasury shares if it receives Nokia treasury shares in exchange for its Performance Shares.

18.	Acceptance

This 2015 Performance Shares Liquidity Agreement shall enter into full force and effect subject to the valid acceptance by the Beneficiary of the Notification Letter.

Otherwise, the Beneficiary shall be deemed to have waived his/her right to enter into this 2015 Performance Shares Liquidity Agreement.

The Beneficiary is the only person who may decide to enter (or not) into this 2015 Performance Shares Liquidity Agreement. In this respect, the Beneficiary is invited to consult its own specialized counsel if he/she wishes to obtain further information as to his/her rights and obligations hereunder.

If the Beneficiary complies with the Acceptance Process, the Beneficiary irrevocably undertakes vis-a-vis Nokia to transfer to Nokia (and accept that the required instructions will be given to the Administrator) his/her Performance Shares following a Reduced Liquidity Notification and Nokia irrevocably undertakes vis-a-vis the Beneficiary to acquire such Performance Shares in the conditions described in this 2015 Performance Shares Liquidity Agreement.

In the event of breach, in addition to all other remedies which the non-breaching Party may have under applicable law, the non-breaching Party shall be entitled to specific performance (exécution forcée) and injunctive or equivalent relief in accordance with applicable law, including article 1221 of the draft order of the French Ministry of Justice (if applicable on the relevant date). In addition, each of the Parties agree to waive the benefit of article 1142 of the French Civil Code in the event of breach.

This 2015 Performance Shares Liquidity Agreement is made in electronic form according to the provisions of article 1325 of the French Civil code.

[The rest of the page has been left blank intentionally]

Nokia	The Company
Represented by:	Represented by: Philippe Camus

Represented by:

[Signature page for the 2015 Performance Shares Liquidity Agreement]

Appendix 1

Definitions

The terms and expressions below shall have the following meanings:

“Administrator”	Société Générale Securities Services.

“AMF General Regulation”	The general regulation of the Autorité des marchés financiers, the French stock exchange regulator, which is available in French and English at www.amf-france.org.

“Article”	Unless specified otherwise herein, means the Article of this 2015 Performance Shares Liquidity Agreement.

“Beneficiary”	The beneficiary of Performance Shares having become a party to this 2015 Performance Shares Liquidity Agreement on the date indicated hereof.

“business day”	A day other than Saturday or Sunday where the banks are open for business in Finland.

“Cash Exchange”	As defined in Article 5 of this 2015 Performance Shares Liquidity Agreement.

“Company Extraordinary Distribution”	As defined in Appendix 3 to this 2015 Performance Shares Liquidity Agreement.

“Company Merger”	As defined in Appendix 3 to this 2015 Performance Shares Liquidity Agreement.

“Company Shares”	Ordinary shares issued by the Company and the American depository shares issued by the Company.

“Reduced Liquidity”	As defined in Article 4 of this 2015 Performance Shares Liquidity Agreement.

“Exchange”	Means the Performance Shares Exchange or the Cash Exchange.

“Exchange Date”	Refers to the date on which the Exchange occurs.

“Exchange Ratio”	As defined in Article 6 of this 2015 Performance Shares Liquidity Agreement.

“Initial Offering Period”	Refers to the first offering period, as referred to in article 232-2 of the AMF General Regulation, the result of which will determine whether a Subsequent Offering Period will be opened or not.

“Nokia Merger”	As defined in Appendix 3 to this 2015 Performance Shares Liquidity Agreement.

“Nokia Shares”	Ordinary shares issued by Nokia and the American depository shares issued by Nokia.

“Notification Letter”	Notification letter sent by the Company to the Beneficiary in respect of the grant of the 2015 Performance Shares plan.

“Notification Period”	As defined in Article 4 of this 2015 Performance Shares Liquidity Agreement.

“Performance Shares”	Any Company Share granted under various performance conditions by the Company’s board of directors to the Beneficiary pursuant to the Share Plans.

“Performance Shares Exchange”	As defined in Article 5 of this 2015 Performance Shares Liquidity Agreement.

“Performance Shares Exchange Date”	The date on which the Performance Shares Exchange occurs.

“2015 Performance Shares Liquidity Agreement”	This agreement executed by Nokia, the Company and the Beneficiary, including its Appendices and excluding any other document which may have been appended hereto.

“Public Exchange Offers”	Public exchange offers in France and in the United States initiated by Nokia on the shares of the Company, as approved by the Autorité des Marchés Financiers in France and by the Securities and Exchange Commission in the United States.

“Reduced Liquidity”	As defined in Article 4 of this 2015 Performance Shares Liquidity Agreement.

“Reduced Liquidity Notification”	As defined in Article 4 of this 2015 Performance Shares Liquidity Agreement.

“Share Plans”	The plans listed in Appendix 2 to the 2015 Performance Shares Liquidity Agreement.

“Success Threshold”	Refers to the (i) ownership by Nokia, on the date of the settlement of the initial offering period of the Public Exchange Offers, of more than 50% of the shares of Alcatel Lucent on a fully diluted basis, in accordance with article 231-9-II of the AMF General Regulation or (ii) satisfaction, at Nokia’s sole discretion on the date of publication of the final results of the initial offering period of the Public Exchange Offers, that such ownership condition will be met, or (iii) the express decision by Nokia’s board of directors, on or prior to the date of publication of the final results of the initial offering period of the Public Exchange Offers, to waive such voluntary minimum threshold and to establish the success threshold as described in article 231-9-I of the AMF General Regulation, pursuant to which any public offer at the close of which the offeror does not hold a number of shares representing a fraction of more than 50% of the share capital or voting rights, shall be null and void.

“Third-Party Arbitrator”	As defined in Article 8 of this 2015 Performance Shares Liquidity Agreement.

“Vesting Period”	The date on which the Performance Shares relating to the plans listed in Appendix 2 hereto become vested.

Appendix 2

Plan n°	Share Plan date	End date of the Vesting Period
A0715RUROW A0715RUNHA	Plan dated July 29, 2015	July 29, 2019

Appendix 3

Exchange Ratio Adjustments

1)	Merger

A.	Merger of the Company

In case of a merger of the Company into another company (the “Company Merger”), the Performance Shares Exchange and Cash Exchange will apply with respect to the shares of the absorbing entity received by the Beneficiary in exchange for Performance Shares which are within the scope of Article 3 above. The Exchange Ratio will be adjusted as follows:

Exchange RatioAdjusted	=	Exchange Ratio	x	1
RatioMerger

Theoretical example of calculation of the number of Nokia Shares to be received in exchange of the absorbing company shares in case of a Company Merger

Assumptions:

•	RatioMerger = 2 shares of the absorbing company for each Company Share

•	Transfer of 200 shares of the absorbing company by the Beneficiary in January 2017 after the Company Merger

Exchange RatioAdjusted	=	0.55	x	1/2

Exchange RatioAdjusted	=	0.275

The number of Nokia Shares to be received is: 200 x 0.275 = 55

B.	Merger of Nokia

In case of a merger of Nokia into another company (the “Nokia Merger”), the Beneficiary will receive shares of the absorbing entity upon the Performance Shares Exchange and will receive, in cash, the equivalent value of the absorbing entity shares pursuant to the Cash Exchange. The Exchange Ratio will be adjusted as follows:

Exchange RatioAdjusted	=	Exchange Ratio	x	RatioMerger

Theoretical example of calculation of the number of absorbing company shares to be received in exchange of Company Shares in case of a Nokia Merger

Assumptions:

•	RatioMerger = 2 shares of the absorbing company for each Nokia Share

•	Transfer of 200 Company Shares by the Beneficiary in January 2017 after the Nokia Merger

Exchange RatioAdjusted	=	0.55	x	2

Exchange RatioAdjusted	=	1.1

The number of the absorbing company shares to be received is: 200 x 1.1 = 220

2)	Extraordinary distribution

A.	Extraordinary distribution by Nokia

If Nokia carries out a distribution of a special dividend, as defined for purposes of Nokia’s then applicable performance shares plans, the Exchange Ratio shall be adjusted in accordance with the then applicable performance shares plans.

B.	Extraordinary distribution by the Company

If the Company carries out a distribution of an amount higher than the Company’s previous year net consolidated profit including a distribution of shares of a spin-off entity, (the “Company Extraordinary Distribution”) after the end of the Public Exchange Offers period, the Exchange Ratio shall be adjusted as follows:

Exchange RatioAdjusted	=	(Exchange Ratio x PNokia) - EDAlcatel
PNokia

Where:	“Exchange RatioAdjusted” means the number of Nokia Shares to be delivered for one Company Share after adjustment;

“PNokia” means the price of a Nokia Share on the day preceding the Company Extraordinary Distribution; and

“EDAlcatel” means the amount per share received by Company shareholder corresponding to the Company Extraordinary Distribution.

Such adjustment will only apply to the extent the Beneficiary (i) has received the relevant Company Extraordinary Distribution in respect of Performance Shares or (ii) has benefitted from a modification of the relevant plan due to the Company Extraordinary Distribution such as the adjustment provided in case of distribution of retained earnings under article L.225-181 of the French Commercial Code.

Theoretical example of calculation of the number of Nokia Shares to be received in exchange of Company Shares in case of a Company Extraordinary Distribution

Assumptions:

•	Transfer of 200 Company Shares by the Beneficiary in January 2017

•	EDAlcatel = €1/Company Share

•	PNokia = 8

Exchange RatioAdjusted	=	(0.55 x 8) - 1
		8

Exchange RatioAdjusted	=	0.425

The number of Nokia Shares to be received is: 200 x 0.425 = 85

3)	Other adjustments

In the event that any other transaction specifically listed in Article L. 225-181 of the French Commercial Code, or a stock split or a reverse stock split (i.e., share consolidation), is carried out by the Company, the Exchange Ratio shall be adjusted in order to allow the Beneficiary to obtain the same value in Nokia Shares pursuant to the Performance Shares Exchange or in cash pursuant to the Cash Exchange as the Beneficiary would have obtained assuming that the said transactions had not been carried out.

In the event that (i) a capital increase by way of incorporation of reserves (as defined in Article L. 225-181 of the French Commercial Code), (ii) a capital increase with or without shareholders’ preferential subscription right issued, in each case, with a discount of more than 10% on the stock price (except (a) capital increases completed to finance an acquisition where Nokia uses shares as payment, at a premium to the prevailing share price of the target company in the transaction, and (b) capital increases where equity shares or other securities are issued, offered, exercised, allotted, appropriated, modified or granted to, or for the benefit of, employees or former employees, directors, non-executive directors or executives holding or formerly holding executive office or the personal service company of any such persons or their spouses or relatives, in each case, of Nokia or any of its subsidiaries or any associated company or to a trustee or nominee to be held for the benefit of any such person), or (iii) a stock split or a reverse stock split (i.e., share consolidation) is carried out by Nokia, the Exchange Ratio shall be adjusted in order to allow the Beneficiary to obtain the same value in Nokia Shares pursuant to the Performance Shares Exchange or in cash pursuant to the Cash Exchange as the Beneficiary would have obtained assuming the said transactions had not been carried out.

For example in case of share consolidation carried out by Nokia, the Exchange Ratio would be adjusted as follows:

Exchange RatioAdjusted	=	Exchange Ratio	x	Number of Nokia Shares composing the share capital after the consolidation
Number of Nokia Shares composing the share capital prior to the consolidation

Theoretical example of calculation of the number of Nokia Shares to be received in exchange of Company Shares in case of share consolidation carried out by Nokia

Assumptions:

•	Transfer of 200 Company Shares by the Beneficiary in January 2017

•	Share consolidation = 10 existing Nokia Shares become 1 new Nokia Share value

•	Number of shares before the consolidation = 3,678,181,540

•	Number of shares after the consolidation = 367,818,154

Exchange RatioAdjusted	=	0.55	x	(367,818,154 / 3,678,181,540)

Exchange RatioAdjusted	=	0.055

The number of Nokia Shares to be received is: 200 x 0.055 = 11

4)	Value of the Company Shares and Nokia Shares

For the calculation of any adjustment factor as described above, the value of the Company Shares or Nokia Shares at a specific date shall be equal to the weighted average of trading prices during the three trading days preceding such date. Failing this, the value shall be determined by an expert with an international reputation, designated by Nokia or the Company, as the case may be, which opinion shall be irrevocable.